

May 6, 2015

Via E-mail
Mr. Mohamad Ali
President and Chief Executive Officer
Carbonite, Inc.
Two Avenue de Lafayette
Boston, Massachusetts 02111

> **Re:** **Carbonite, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 1, 2015**
> **File No. 001-35264**

Dear Mr. Ali:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please state the total amount estimated to be spent and the total expenditures to date for, in furtherance of, or in connection with the solicitation, per Item 4(b)(4) of Schedule 14A.

How are votes counted?, page 8

2. Disclosure states that, with respect to Proposal Two, a broker may exercise its discretion to vote for or against that proposal in the absence of a security holder's instruction. We understand that, in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. Please provide support for your assertion, or revise your disclosure.

Proposal One – Election of Directors, page 24

3.   Disclosure states that, in the event that any nominee is unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as our Board may propose. Please conform this disclosure to the language of Rule 14a-4(c)(5) of Regulation 14A. Please also confirm that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Proposal Two – Ratification of Selection of … Public Accounting Firm, page 25

4.   Disclosure states that broker non-votes will not be counted for any purpose in determining whether this matter has been approved. Please revise this to account for earlier disclosure stating that shares represented by broker non-votes are present and entitled to vote, and that the voting standard for this proposal is a majority of shares present and entitled to vote. Please also disclose the effect of broker non-votes on Proposals One and Three. See Item 21(b) of Schedule 14A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Matthew J. Rizzo, Esq.
       Sidley Austin LLP